Exhibit 12.1

CARDTRONICS, INC. AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	Years ended December 31,
	2012		2011		2010		2009		2008

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting changes (a)	$70,600		$57,057		$23,820		$9,522		$(70,386)
Fixed charges (as outlined below)	24,284		23,181		30,528		34,624		35,614
Total earnings, as defined	$94,884		$80,238		$54,348		$44,146		$(34,772)

FIXED CHARGES:
Interest charges (b)	$22,057		$21,109		$35,954		$32,528		$33,197
Less: Write-off unamortized debt issuance costs (c)	—		—		(7,296)		—		—
Interest component of rental expense	2,227		2,072		1,870		2,096		2,417
Total fixed charges, as defined	$24,284		$23,181		$30,528		$34,624		$35,614

Ratio of earnings to fixed charges	3.91	x	3.46	x	1.78	x	1.28	x	N/A
Amount of earnings insufficient to cover fixed charges	—		—		—		—		$70,386

(a) Amount represents Income (loss) before income taxes as reported in our Consolidated Statements of Operations plus net loss (income) attributable to noncontrolling interests.
(b) Includes the amortization of debt discount and debt issuance costs.
(c) Amounts included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.